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                              EXHIBIT (4)(a)(vii)

                           FORM OF TAX RELIEF RIDER
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                  [LETTERHEAD OF TRANSAMERICA LIFE COMPANIES]

                        ADDITIONAL DEATH BENEFIT RIDER

We issued this rider as a part of the contract to which it is attached.

This rider will pay an Additional Death Benefit amount equal to a percentage of the gains accumulated in the certificate since the rider was added. This additional death benefit will be paid whenever death proceeds are payable on the base certificate to which this rider is attached.

This rider will be considered terminated with respect to each certificate when the certificate is annuitized or surrendered, or an additional death benefit is paid under the terms of this rider. The rider, with respect to each certificate may also be terminated at any time by notifying us at our service center. Once terminated, this rider may be re-elected. However, a new rider will be issued and the Additional Death Benefit amount will be re-determined.

DEFINITIONS

Rider Anniversary
The anniversary of the Rider Date for each year the rider remains in force.

Rider Date
The date that this rider is added to the certificate.

Rider Earnings
The certificate gains accrued and not previously withdrawn since the Rider Date. On a given date, this amount is equal to: the death proceeds of the base certificate; minus the Account Value of the base certificate on the Rider Date; minus premiums paid after the rider date; plus amounts withdrawn from the Account Value after the Rider Date that exceed the Rider Earnings on the date of the withdrawal.

ADDITIONAL DEATH BENEFIT AMOUNT

If death proceeds are payable under the terms of the base certificate to which the rider is attached, this rider will pay an Additional Death Benefit equal to the Additional Death Benefit Factor multiplied by the Rider Earnings on the date used to calculate the death proceeds.

ADDITIONAL DEATH BENEFIT PREMIUM

We will deduct a fee from the Account Value of each certificate on each Rider Anniversary and a pro-rated fee on the termination date of the rider. The Rider Fee is equal to the Account Value at the time the fee is deducted, multiplied by the Rider Fee Percentage. The fee will be deducted from each subaccount and fixed account in proportion to the amount of Account Value in each account with respect to each certificate. This fee will not be deducted after the certificate is annuitized.


 RTPG 9 501MP


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SPOUSAL CONTINUATION

If a death occurs and the deceased's spouse, if any, is continuing the base certificate in lieu of receiving the death proceeds, the continuing spouse has the following options:

 .    Terminate the Additional Death Benefit Rider and receive a one-time Account
     Value increase equal to the amount of the Additional Death Benefit. All future surrender charges on this amount, if any, will be waived.

 .    Continue the Additional Death Benefit Rider without the one-time Account
     Value increase. An Additional Death Benefit Amount would then be paid upon the death of the continuing spouse.

                       Signed for us at our home office.

     /s/ James W. Dederer                                /s/ Ron F. Wagley

           SECRETARY                                         PRESIDENT


 RTPG 9 501MP (2)